November 28, 2017

By EDGAR

Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-220547) of Dogness (International) Corporation (the “Registrant”)

Ladies and Gentlemen:

On November 27, 2017, the Registrant filed a request for acceleration of effectiveness of registration.  The Registrant asks that the request for acceleration be withdrawn.

Please call the undersigned at (954) 480.7286 or Anthony W. Basch at (804) 771.5725 with any questions regarding this matter.

Very truly yours,

Dogness (International) Corporation

By:	/s/ Yunhao Chen
Name:	Yunhao Chen
Title:	CFO